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                    NORTH CAROLINA NATURAL GAS CORPORATION
                            411 Fayetteville Street
                               Raleigh, NC 27601

                               September 5, 2001

VIA EDGAR TRANSMISSION
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  H. Christopher Owings, Assistant Director
            Division of Corporation Finance, Mail Stop 0308

     Re:    North Carolina Natural Gas Corporation
            Registration Statement on Form S-3 (File No. 333-41952) Filed July 21, 2000

Dear Mr. Owings:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), North Carolina Natural Gas Corporation ("NCNG") hereby requests the withdrawal of the above referenced registration statement on Form S-3 (the "Registration Statement"). The Registration Statement relates to the registration under the Securities Act of $300,000,000 aggregate principal amount of Debt Securities of NCNG (the "Offering"). NCNG has determined at this time not to proceed with the Offering because it does not currently intend to finance its ongoing activities through the public capital markets. No Debt Securities have been or will be issued or sold under the Registration Statement in connection with the Offering. NCNG hereby advises the Securities and Exchange Commission (the "Commission") that, while it does not currently intend to do so, NCNG may in the future undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Upon the grant of the Commission's consent to NCNG's withdrawal, please send a copy of the order granting the withdrawal to the undersigned. NCNG also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to NCNG's account with the Commission for future use pursuant to Rule 457(p) of Regulation C promulgated under the Securities Act.

Please direct any further comments or questions you may have to Andrew A. Gerber, of Hunton & Williams, at (704) 378-4718.

Sincerely yours,

/s/Thomas R. Sullivan
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Thomas R. Sullivan
Treasurer

cc:  Andrew A. Gerber, Esq.
     Timothy S. Goettel, Esq.
     Richard L. Harden, Esq.